UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On July 8, 2025, the board of directors of Taoping Inc. (the “Company”) granted restricted shares in an aggregate amount of 266,666 ordinary shares, no par value (the “Restricted Shares”) to certain of its directors, executive officers and employees as compensations for their services. The following shares were granted to the executive officers and directors of the Company:

●	Jianghuai Lin, Chief Executive Officer and Chairman, was granted 133,332 shares;

●	Zhiqiang Zhao, President and director, was granted 36,000 shares;

●	Zhixiong Huang, Chief Operating Officer, was granted 36,000 shares;

●	Iris Yan, Chief Financial Officer, was granted 36,000 shares;

●	Huan Li, Chief Marketing Officer, was granted 13,630 shares;

●	Guangzeng Chen, Chief Technology Officer, was granted 2,000 shares;

●	Ping Cai, director, was granted 1,012 shares;

●	Yong Jiang, director, was granted 1,012 shares;

●	Remington C.H. Hu, director, was granted 1,012 shares.

All of the Restricted Shares vested immediately on the grant date. The Restricted Shares were granted under the Company’s 2024 Equity Incentive Plan, which have been registered by a registration statement on Form S-8 (File No. 333-283697).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2025	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer